[AmTrust Financial Services, Inc. letterhead]

December 14, 2016

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 8-K, Item 2.02
Furnished November 3, 2016
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated December 1, 2016 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Current Report on Form 8-K of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Exhibit 99.1

1.
You present certain adjustments to arrive at your non-GAAP measures as “net of tax,” while other adjustments do not appear to have a related tax impact. Please tell us why those adjustments do not require an adjustment for income taxes. In addition, tell us how you determined the income tax effect of the adjustments for which you reflected such effect.

Response: We calculated the income tax effect of certain adjustments using the U.S. federal statutory income tax rate of 35%. Specifically, gross realized gain on investments is predominantly U.S.-sourced and, therefore, is subject to tax at 35%. In addition, the non-cash interest on convertible senior notes is related to notes issued by the U.S. parent company and, therefore, is also subject to tax at 35%. We do not report non-cash amortization of intangible assets or foreign currency transaction (loss) gain net of tax because these are timing items.

In future earnings releases, we will include a description of how we calculate the adjustment with respect to adjustments with a tax effect and will include the tax effect of all adjustments on a separate line item. An example, using amounts from our September 30, 2016 earnings release, is as follows:

Jim B. Rosenberg
Division of Corporation Finance
December 14, 2016

Three Months Ended September 30,
2016
Reconciliation of net income attributable to AmTrust common stockholders to operating earnings:
Net income attributable to AmTrust common stockholders	$103,550
Less: Net realized gain on investments	8,231
Non-cash amortization of intangible assets	(18,229)
Non-cash interest on convertible senior notes	(2,449)
Foreign currency transaction (loss) gain	(8,320)
Tax effect of all adjustments reflected above	(2,024)
Operating earnings attributable to AmTrust common stockholders	$126,341
Reconciliation of diluted earnings per share to diluted operating earnings per share:
Diluted earnings per share	$0.60
Less: Net realized gain on investments	0.05
Non-cash amortization of intangible assets	(0.11)
Non-cash interest on convertible senior notes	(0.01)
Foreign currency transaction (loss) gain	(0.05)
Tax effect of all adjustments reflected above	(0.01)
Operating diluted earnings per share	$0.73
Reconciliation of return on common equity to operating return on common equity:
Return on common equity	15.90%
Less: Net realized gain on investments	1.30%
Non-cash amortization of intangible assets	(2.80)%
Non-cash interest on convertible senior notes	(0.40)%
Foreign currency transaction (loss) gain	(1.30)%
Tax effect of all adjustments reflected above	(3.00)%
Operating return on common equity	19.40%

2.
Your presentation of these adjustments as “net of tax” appears inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11. Please review the guidance when preparing your next earnings release.

Response: We have reviewed the Staff’s updated guidance issued on May 17, 2016. In future earnings releases, we will revise our presentation in a manner consistent with such guidance to include the tax effects of certain adjustments as a separate adjustment.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Jim B. Rosenberg
Division of Corporation Finance
December 14, 2016

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Rolf Sundwall, Securities and Exchange Commission
Keira Nakada, Securities and Exchange Commission
Maureen Downie, KPMG LLP
Catherine Miller, AmTrust Financial Services, Inc.